FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 05th, 2016

1.         DATE, TIME AND PLACE: On October 05th, 2016, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.         AGENDA: (i) Analysis and deliberation of the 13th (thirteenth) issuance of simple debentures, non convertible into shares, unsecured, in a sole series, of the Company, in the total amount of R$ 750,000,000.00 (seven hundred and fifty million Brazilian Reais), which may be increased up to R$ 1,012,500,000.00 (one billion, twelve millions and five hundred thousand Brazilian Reais), and shall be subject to private placement to Ares Serviços Imobiliários Ltda. (“Initial Debenture Holder”, “Issuance” and “Private Placement”, respectively), by means of the “Private Instrument of Deed of the 13th (Thirteenth) Issuance of Simple Debentures, Non Convertible into Shares, Unsecured, In a Sole Series, for Private Placement, of Companhia Brasileira de Distribuição”, to be entered into by and among the Company, Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. and the Securitization Company (“Indenture”); (ii) Analysis and deliberation of the execution of the “Private Instrument of Acquisition and Transfer of Debentures and other Covenants” (“Debentures Acquisition Agreement”), whereby the Debentures, as well as each and every credit rights, principals and accessories, due by the Company pursuant to the Debentures (“Agribusiness Credit Rights”), shall be disposed and transferred by the Initial Debenture Holder to Ápice Securitizadora S.A. (“Securitization Company”), which intends to acquire the Debentures and the Agribusiness Credit Rights with the purpose to back up the 2nd series of its 1st issuance of agribusiness receivables certificates (“CRA” and “Securitization”, respectively), which shall be subject to public offering pursuant to Instruction of CVM No. 400, dated December 29, 2003, as amended, and Instruction of CVM No. 414, dated December 30, 2004, as amended (“Offer”); and (iii) Analysis and deliberation to authorize the Company’s Board of Executive Officers to carry out all acts required for the realization, formalization and perfection of the Issuance, the Private Placement, and the Offer, as the case may be, especially, but not limited to, with respect to (a) hiring the service providers related to the Issuance, the Private Placement and the Offer, such as the fiduciary agent of the CRA (“Fiduciary Agent”), fiduciary agent of the Debentures, legal advisors, Banco Itaú BBA S.A., Banco Citibank S.A. and Banco Santander (Brasil) S.A., as Offer underwriters (“Coordinators”), rating agency of the CRA, liquidation bank, registrar, bookkeeping agent, custodian, among others; and (b) execution of all other Issuance, Private Placement and Offer required documents, including, but not limited to, the Indenture, Debentures Acquisition Agreement and the “Coordination,

Placement and Public Offer of Agribusiness Receivables Certificates, on Firm Underwriting and Best Efforts Regime, of the 2nd Series of the 1st Issuance of Ápice Securitizadora S.A.”, to be entered into by and among the Coordinators, Securitization Company and the Company (“Placement Agreement”).

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board of Directors examined the item comprised in the Agenda and decided as following, unanimously and without reservations:

5.1.      Analysis and deliberation of the 13th (thirteenth) issuance of simple debentures, non convertible into shares, unsecured, in a sole series, of the Company, in the total amount of R$ 750,000,000.00 (seven hundred and fifty million Brazilian Reais), which may be increased up to R$ 1,012,500,000.00 (one billion, twelve millions and five hundred thousand Brazilian Reais), and shall be subject to private placement to Ares Serviços Imobiliários Ltda. (“Initial Debenture Holder”, “Issuance” and “Private Placement”, respectively), by means of the “Private Instrument of Deed of the 13th (Thirteenth) Issuance of Simple Debentures, Non Convertible into Shares, Unsecured, In a Sole Series, for Private Placement, of Companhia Brasileira de Distribuição”, to be entered into by and among the Company, Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. and the Securitization Company (“Indenture”): After analysis of the materials provided by management and discussions, the members of the Board of Directors resolved to approve, in accordance with the recommendation of the Financial Committee, the 13th issuance of simple debentures, non convertible into shares, unsecured, in a sole series, of the Company, in the initial total amount of R$ 750,000,000.00 (seven hundred and fifty million Brazilian Reais), which may be increased up to R$ 1,012,500,000.00 (one billion, twelve millions and five hundred thousand Brazilian Reais), which shall be subject to private placement to the Initial Debenture Holder, with the following terms and conditions:

(a)     Total Issuance Amount: initially, R$750,000,000.00 (seven hundred and fifty million Brazilian Reais), which may be increased up to R$ 1,012,500,000.00 (one billion, twelve millions and five hundred thousand Brazilian Reais), by means of an amendment to the Indenture;

(b)     Issuance Date: For all legal purposes, the issuance date of the Debentures will be the one set forth in the Indenture (“Issuance Date”);

(c)      Issuance Number: The Issuance represents the 13th issuance of debentures of the Company;

(d)     Series: The issuance will be in a sole series;

(e)      Unitary Face Value: The Debentures will have a unitary face value of R$ 1,000.00 (one thousand Brazilian Reais) on the Issuance Date (“Unitary Face Value”);

(f)      Number of Debentures: it shall be issued, initially, 750,000 (seven hundred and fifty thousand) Debentures, which may be increased up to R$ 1,012,500 (one million, twelve thousand and five hundred) Debentures until the placement date, by means of an amendment to the Indenture;

(g)     Species: The Debentures will be unsecured, according to article 58 of Law No. 6.404, dated December 15, 1976, as amended (“Corporations Law”) and it will not provide any privilege to its holder, as well as none of the Company’s assets in particular shall be segregated in case of judicial or extrajudicial execution of the Company’s obligations arising from the Debentures;

(h)     Term and Maturity Date: The Debentures will have, approximately, 3 (three) years term counted as of the Issuance Date (“Maturity Date”);

(i)       Convertibility and Form: The Debentures shall be simple, non convertible into shares of the Company, nominatives, bookkept, with no issuance of certificates;

(j)       Proof of Ownership: For all legal purposes, the Debentures ownership shall be confirmed through a statement issued by the bookkeeping agent of the Debentures;

(k)     Use of Proceeds: The proceeds arising from the private placement of the Debentures shall be exclusively used to purchase agricultural products, such as fruits, vegetables, dairy products, poultry and other animal proteins in natura directly from rural producers and/or rural cooperatives indicated in the table as an exhibit of the Indenture. After the acquisition of the Debentures and the Agribusiness Credit Rights by the Securitization Company, pursuant to the Debentures Acquisition Agreement, the Debentures and the Agribusiness Credit Rights will back up the CRA within the scope of the Securitization and Offer;

(l)       Scheduled Amortization: There will be no scheduled amortization of the Debentures, provided that the Unitary Face Value shall be paid on the Maturity Date, subject to the Events of Default and Early Redemption provisions set forth in the Indenture;

(m)   Interest: The Debentures shall bear interests over the Unitary Face Value as of the Payment Date (as defined below) or the immediately previous Interest Payment Date (as defined below), as the case may be, equal to 97.5% (ninety seven point five percent) of the accumulated variation of the daily average rate of DI – Interbank Deposits (DI – Depósitos Interfinanceiros) of one business day “over extra group”, expressed as percentage per year, on a 252 (two hundred and fifty two) business days basis, daily calculated and published by CETIP S.A. – Mercados Organizados (“CDI Rate” and “CETIP”, respectively) in the daily bulletin on its website (http://www.cetip.com.br) (“Interests”). Interests shall be calculated in an exponential and cumulative basis, pro rate temporis for each business day elapsed, over the Unitary Face Value or the balance of the Unitary Face Value, as the case may be, as of the Payment Date or the immediately previous Interest Payment Date (inclusive), as the case may be, until the date of its effective payment (exclusive), according to the formula set forth in the Indenture;

(n)     Payment of Interest: The Interests shall be payable semiannually, in accordance to the dates set forth in the Indenture (“Interest Payment Dates”);

(o)     Placement Plan: The Debentures shall be subject to private placement to the Initial Debenture Holder, with no intermediation of participating institutions in the securities distribution system and/or any selling efforts before investors, through the execution of the Debenture’s subscription form, to be executed by the Initial Debenture Holder;

(p)     Prohibition on Negotiation: The Debentures may not be negotiated on any regulated market or in any way assigned, sold, disposed or transferred, except for the transfer between the Initial Debenture Holder and the Securitization Company, pursuant to the Indenture, or in the event of liquidation of the separate asset of the CRA;

(q)     Term and Manner of Subscription: The Debentures will be paid promptly, in cash, in Brazilian currency, by its Unitary Face Value, increased by the Interests calculated pro rata temporis as of the Payment Date ("Payment Price") through Electronic Funds Transfer – TED (Transferência Eletrônica Disponível), in the payment date of the CRA ("Payment Date");

(r)      Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;

(s)      Early Termination: Subject to the terms and conditions to be set forth in the Indenture, the Debentures and all obligations pursuant to the Indenture may be considered early terminated, becoming immediately due by the Company the payment of the Unitary Face Value, increased by the Interests, calculated on a pro rata temporis basis as of the Payment Date, or the last Interest Payment Date, as the case may be, until the date of its effective payment, without prejudice, as the case may be, of charging the Default Charges (as defined below) and any other amounts eventually due by the Company pursuant to the Indenture and the other documents related to the issuance of CRA which the Company is part of (“Early Due Amount”), subject to the automatic and non automatic early termination events, to be set forth in the Indenture, considering the curing period, as applicable (each one of the, the “Events of Default”);

(t)       Optional Acquisition: The Company may agree, at any time and provided the Securitization Company, as holder of the Debentures, always duly and previously authorized in writing by the holders of CRA, agrees, acquire the Debentures, subject to the provisions of paragraph 3 of article 55 of Corporations Law, for a price not greater than their Unitary Face Value increased by the respective Interest. The Debentures subject to this procedure may (i) be canceled; or (ii) held in treasury of the Company;

(u)     Total Early Redemption: Exclusively whether (i) the taxes mentioned in the Indenture suffer any increase; and (ii) the Company may be demanded to make the payment related to that increase, pursuant to the Indenture, the Company may choose to perform the early redemption of all of the Debentures ("Early Redemption"). The Company shall send notice to the Initial Debenture Holder, with a copy to the Fiduciary Agent, within ten (10) business days in advance, stating: (a) the date on which the payment of the Redemption Price (as defined below) will be made; (b) the amount of the Redemption Price; (c) detailed description of the event occurred as set forth in the Indenture, jointly with a legal opinion from a law firm hired by the Company confirming the change in law or regulation and its effects on payments by the Company; and (d) other relevant information to carry out the Early Redemption. It shall be admitted the Early Redemption of Debentures by the Company upon payment of the Unitary Face Value, plus Interests, calculated pro rata temporis as of the Payment Date or the last Interest Payment Date, until the date of the effective Early Redemption ("Redemption Price"). It shall not be admitted the partial Early Redemption of Debentures;

(v)     Extraordinary Amortization: It shall not be allowed the extraordinary amortization of the Unitary Face Value of the Debentures;

(w)   Penalty and Default Interest: Without prejudice of the Interests, in case of delay in payment by the Company of any amount due under the Indenture, the debts overdue and not paid by the Company, duly increased by Interests, shall, as of the date of default until the date of effective payment, be subject to, regardless of notice, notification or judicial or extrajudicial demand,: (i) conventional, irreducible and non-compensatory penalty of 2% (two percent); and (ii) default interest at the rate of 1% (one percent) per month calculated pro rata temporis ("Default Charges"); and

(x)     Other Aspects of the Issuance: the other aspects of the Issuance will be set forth in the Indenture.

5.2.      Analysis and deliberation of the execution of the “Private Instrument of Acquisition and Transfer of Debentures and other Covenants” (“Debentures Acquisition Agreement”), whereby the Debentures, as well as each and every credit rights, principals and accessories, due by the Company pursuant to the Debentures (“Agribusiness Credit Rights”), shall be disposed and transferred by the Initial Debenture Holder to Ápice Securitizadora S.A. (“Securitization Company”), which intends to acquire the Debentures and the Agribusiness Credit Rights with the purpose to back up the 2nd series of its 1st issuance of agribusiness receivables certificates (“CRA” and “Securitization”, respectively), which shall be subject to public offering pursuant to Instruction of CVM No. 400, dated December 29, 2003, as amended, and Instruction of CVM No. 414, dated December 30, 2004, as amended (“Offer”): After analysis of the materials provided by management and discussions, the members of the Board of Directors resolved to approve, in accordance with the recommendation of the Financial Committee, the execution of the Debentures Acquisition Agreement, through which the Debentures and the Agribusiness Credit Rights shall be disposed and transferred by the First Debenture Holder to the Securitization Company, which intends to acquire the Debentures and the Agribusiness Credit Rights to back up the CRA under the Securitization and the Offer, as well as approve the assumption of all covenants and obligations assigned to the Company pursuant to the Debentures Acquisition Agreement.

5.3.      Analysis and deliberation to authorize the Company’s Board of Executive Officers to carry out all acts required for the realization, formalization and perfection of the Issuance, the Private Placement, and the Offer, as the case may be, especially, but not limited to, with respect to (a) hiring the service providers related to the Issuance, the Private Placement and the Offer, such as the fiduciary agent of the CRA (“Fiduciary Agent”), fiduciary agent of the Debentures, legal advisors, Banco Itaú BBA S.A., Banco Citibank S.A. and Banco Santander (Brasil) S.A., as Offer underwriters (“Coordinators”), rating agency of the CRA, liquidation bank, registrar, bookkeeping agent, custodian, among others; and (b) execution of all other Issuance, Private Placement and Offer required documents, including, but not limited to, the Indenture, Debentures Acquisition Agreement and the “Coordination, Placement and Public Offer of Agribusiness Receivables Certificates, on Firm Underwriting and Best Efforts Regime, of the 2nd Series of the 1st Issuance of Ápice Securitizadora S.A.”, to be entered into by and among the Coordinators, Securitization Company and the Company (“Placement Agreement”): After analysis of the materials provided by management and discussions, the members of the Board of Directors resolved to approve the authorization for the Company’s Board of Executive Officers to carry out all acts required for the realization, formalization and perfection of the Issuance, the Private Placement, and the Offer, as the case may be, especially, but not limited to, with respect to (a) hiring the service providers related to the Issuance, the Private Placement and the Offer, such as the Fiduciary Agent, fiduciary agent of the Debentures, legal advisors, Coordinators, rating agency of the CRA, liquidation bank, registrar, bookkeeping agent, custodian, among others; and (b) execution of all other Issuance, Private Placement and Offer required documents, including, but not limited to, the Indenture, Debentures Acquisition Agreement and the Placement Agreement.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all those who attended the meeting. São Paulo, October 05th, 2016. Conduction of the Meeting: Chairman - Mr. Jean-Charles Henri Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 5, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.